SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )1

SynQuest, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
87160X100 (CUSIP Number)
David C. Calhoun, Esq. Morris, Manning & Martin, L.L.P. 1600 Atlanta Financial Center 3343 Peachtree Road NE Atlanta, Georgia 30326 (404) 233-7000	Allen Plunk, Chief Financial Officer Viewlocity, Inc. 3475 Piedmont Road, Suite 1700 Atlanta, GA 30305 (404) 267-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

        Note.    Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1034 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160X100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Viewlocity, Inc., IRS Identification No. 58-2494122

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a)	☐1
				(b)	☐2
N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A				☐3

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0 shares
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 1,504,834 shares
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0 shares

		10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,834 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐4

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%[1]

14	TYPE OF REPORTING PERSON* CO

1
This percentage is calculated based upon 2,946,867 shares of SynQuest common stock outstanding.

CUSIP No. 87160X100	SCHEDULE 13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

        The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "SynQuest Common Stock"), of SynQuest, Inc., a Georgia corporation (the "Issuer" or "SynQuest"). The principal executive offices of the Issuer are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

Item 2. Identity and Background.

        The name of the corporation filing this Statement is Viewlocity, Inc., a Delaware corporation ("Viewlocity"). Viewlocity is a global provider of Supply Chain Event Management (SCEM) and adaptive supply chain solutions to the retail, high-tech, transportation, CPG, automotive and life sciences industries. The address of Viewlocity's principal business is 3475 Piedmont Road, Suite 1700, Atlanta, Georgia 30305.

        In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors, executive officers and controlling persons of Viewlocity (the "Listed Persons") required by Item 2 of Schedule 13D is listed on Schedule A hereto and is incorporated by reference herein. To Viewlocity's knowledge, except as set forth on Schedule A, each of the individuals identified on Schedule A is a citizen of the United States.

        During the last five years, none of Viewlocity or, to the knowledge of Viewlocity, the Listed Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, none of Viewlocity or, to the knowledge of Viewlocity, the Listed Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

        On August 30, 2002, SynQuest and Viewlocity entered into an Agreement and Plan of Merger (the "Viewlocity Merger Agreement"). Pursuant to the terms of the Viewlocity Merger Agreement, Viewlocity will merge with and into SynQuest, with SynQuest remaining as the surviving legal entity (the "Viewlocity Merger"). As consideration for the Viewlocity Merger, the holders of Viewlocity's Series F convertible preferred stock (the "Viewlocity Series F Preferred") will receive 2,946,867 shares of SynQuest Common Stock. Holders of other classes of Viewlocity capital stock will receive nominal cash consideration. In consideration for Viewlocity's agreement to enter into the Merger Agreement, Warburg Pincus and Tim Harvey, SynQuest shareholders holding sufficient voting power to approve the Viewlocity Merger (the "SynQuest Shareholders"), have entered into a Voting Agreement, dated August 30, 2002, with Viewlocity (the "Viewlocity Voting Agreement"), which provides that the SynQuest Shareholders will vote, or cause to be voted, their shares of SynQuest Common Stock in favor of the Merger and the Merger Agreement and each of the other transaction contemplated thereby. Under the Viewlocity Voting Agreement, each of the SynQuest Shareholders granted executive officers of SynQuest a proxy and appointed such executive officers an attorney-in-fact, to vote the SynQuest Common Stock held by the SynQuest Shareholders in favor of the Viewlocity Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement. The proxy and power of attorney are irrevocable. Together, the SynQuest Shareholders hold 1,504,834 shares of SynQuest Common Stock.

CUSIP No. 87160X100	SCHEDULE 13D	Page 4 of 8 Pages

Item 4. Purpose of Transaction.

        As a result of the Viewlocity Voting Agreement and the proxy granted therein, Viewlocity has acquired beneficial ownership of the SynQuest Common Stock for the purpose of effecting the Viewlocity Merger.

        On August 30, 2002, SynQuest, Viewlocity, and Tilion, Inc., a Delaware corporation ("Tilion"), entered into definitive agreements to merge the companies. Viewlocity and Tilion will, through a series of related transactions, merge with and into SynQuest, with SynQuest remaining as the surviving legal entity. As described in Item 3 of this Statement, as consideration for the Viewlocity Merger, Viewlocity's Series F preferred stockholders will receive 2,946,867 shares of SynQuest Common Stock. Holders of other classes of Viewlocity capital stock will receive nominal cash consideration.

        The Viewlocity Merger is subject to receipt of approval by the shareholders of SynQuest and Viewlocity and the satisfaction of customary closing conditions. SynQuest and Viewlocity shareholders holding sufficient voting power to approve the Viewlocity Merger have signed voting agreements to vote in favor of the SynQuest Merger. The Viewlocity Merger also is subject to the satisfaction of all the closing conditions (other than the closing of the Viewlocity Merger) of the Tilion Merger and the Private Placement. The Tilion Merger is subject to receipt of approval by the shareholders of SynQuest and Tilion and satisfaction of customary closing conditions. SynQuest and Tilion stockholders holding sufficient voting power to approve the Tilion Merger have signed agreements to vote in favor of the Tilion Merger. The Tilion Merger also is subject to the satisfaction of all the closing conditions (other than the closing of the Tilion Merger) of the Tilion Merger and the Private Placement

        In addition to the two mergers, SynQuest also will issue up to 6.8 million shares of Series A convertible preferred stock (the "Series A Preferred"), at a price of $2.50 per share for total consideration valued between $14.5 million and $17.6 million (the "Private Placement") in exchange for cash investments by existing shareholders of SynQuest and Viewlocity, including Battery Ventures and Warburg Pincus, and new investors, including Ticonderoga Capital and Jeffrey Simpson, the chief executive officer of Viewlocity. A portion of that additional investment may consist of conversion of up to $7 million of bridge financing debt owed by SynQuest and Viewlocity to certain of the investors that may be outstanding prior to closing. The existing shareholders of Tilion, including North Bridge Venture Partners and Venrock Associates, will receive approximately 5.2 million shares of Series A Preferred in the merger of Tilion and SynQuest, for total consideration of approximately $13 million. Tilion is expected to have approximately $13 million in cash, net of any liabilities, at the time of the merger. The new funding, consisting of the Private Placement and the Tilion cash, will be used for working capital and general corporate purposes. The number of shares of Series A Preferred to be issued to Tilion's preferred stockholders is subject to adjustment based on Tilion's closing date balance sheet. Holders of other classes of Tilion capital stock will receive nominal cash consideration.

        . The Private Placement is subject to receipt of approval by the shareholders of SynQuest and the satisfaction of customary closing conditions. The Private Placement also is subject to the satisfaction of all the closing conditions (other than the closing of the Private Placement) of the Tilion Merger and the Viewlocity Merger. In addition to customary closing conditions, the obligations of the investor group to close the Private Placement are conditioned upon (i) certain SynQuest liabilities remaining below a specified level as of September 30, 2002, and (ii) the combined revenue of SynQuest and Viewlocity for the three-month period ending September 30, 2002, exceeding specified minimums. SynQuest shareholders holding sufficient voting power to approve the transaction have also signed agreements to vote in favor of the Private Placement.

        The terms of the Series A Preferred are set forth in a Certificate of Designations to be filed immediately prior to the consummation of the transactions described above, a copy of which is attached as an exhibit to the Current Report on Form 8-K filed by SynQuest on September 5, 2002 (File No. 000-30963). The following is a summary of the terms of the Series A Preferred:

  •
  Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

CUSIP No. 87160X100	SCHEDULE 13D	Page 5 of 8 Pages

  •
  SynQuest will not declare or pay out any cash dividends during the two-year period following the closing.

  •
  Except as described below, the Series A Preferred has priority over the common stock in any liquidation, dissolution or winding up of SynQuest, and in connection with allocation of proceeds in any merger, acquisition, sales of all or substantially all of SynQuest's assets, or similar major corporate transactions (other than certain qualified public offerings) (collectively referred to as a "liquidation event"). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually. Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of common stock will be entitled to receive 8% of the proceeds available to SynQuest shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the common stock.

  •
  Generally, shares of Series A Preferred vote as one class with the common stock on an as-converted to common basis.

  •
  The initial conversion rate of Series A Preferred to common stock is one to one, subject to adjustment in certain circumstances. Shares of Series A Preferred are convertible to common stock at any time at the option of the holder. Shares of Series A Preferred will be automatically converted to common stock upon (i) a public offering of common stock meeting certain thresholds, (ii) the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii) the common stock attaining a $10.00 closing price for 100 of 120 trading days. The Series A Preferred is not redeemable.

        SynQuest has agreed to file a registration statement within 180 days after the closing of the transactions covering (i) the common stock issuable upon conversion of the Series A Preferred, (ii) the common stock issued to the Viewlocity Series F stockholders in the Viewlocity Merger who agree to have their shares included in the registration statement, and (iii) the common stock currently held by Warburg Pincus, SynQuest's current majority shareholder. The shareholders covered by the registration statement have agreed not to sell or transfer their shares of SynQuest for one year following the closing.

        Immediately following completion of the Viewlocity Merger, Tilion Merger and Private Placement, the shares of common stock held by the current shareholders of SynQuest are expected to represent approximately 16% of the equity of the combined company, the shares of SynQuest common stock held by the current shareholders of Viewlocity are expected to represent approximately 16% of the equity of the combined company, and the shares of Series A Preferred issued in the Private Placement and the Tilion Merger are expected to represent approximately 68% of the equity of the combined company (in each case, assuming that (i) Tilion has $13 million in cash, net of liabilities, at closing and (ii) SynQuest issues $17 million of Series A Preferred in the Private Placement and assuming full conversion of the Series A Preferred).

        On August 30, 2002, SynQuest, certain of the preferred stockholders of Tilion and the investors in the Private Placement entered into a Shareholders Agreement, pursuant to which they have agreed to vote their respective shares of Series A Preferred received in the Tilion Merger and the Private Placement and any shares of SynQuest Common Stock received in the Viewlocity Merger (i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge Venture Partners, (b) one member designated by Battery Ventures, (c) the Chief Executive Officer of SynQuest, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. The Shareholders Agreement also grants preferred stockholders of Tilion who are parties to the Shareholders Agreement and the investors in the Private Placement, a right of first refusal with respect to additional issuances of equity securities of SynQuest.

CUSIP No. 87160X100	SCHEDULE 13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

        (a)-(b)    As a result of the Viewlocity Voting Agreement, Viewlocity is the beneficial owner of, and shares power to vote, 1,504,834 shares of SynQuest Common Stock. Such SynQuest Common Stock constitutes approximately 51.1% of the issued and outstanding shares of SynQuest Common Stock based on 2,946,867 shares of SynQuest Common Stock outstanding.

        (c)    Other than the Viewlocity Voting Agreement, to Viewlocity's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d)    Warburg Pincus has the power to receive, and the power to direct the receipt of, dividends, or the proceeds from the sale of 1,504,210 shares of SynQuest Common Stock, which is more than 5% of the outstanding shares of SynQuest Common Stock. Tim Harvey has the power to receive, and the power to direct the receipt of, dividends, or the proceeds from the sale of 628 shares of SynQuest Common Stock.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        On August 30, 2002, SynQuest and Viewlocity entered into the Merger Agreement, pursuant to which SynQuest and Viewlocity will enter into the Viewlocity Merger. As consideration for the Viewlocity Merger, the Viewlocity Series F Preferred stockholders will receive 2,946,867 shares of SynQuest Common Stock. Holders of other classes of Viewlocity capital stock will receive nominal cash consideration. In consideration for Viewlocity's agreement to enter into the Merger Agreement, the SynQuest Shareholders have entered into the Viewlocity Voting Agreement, which provides that the SynQuest Shareholders will vote, or cause to be voted, their shares of SynQuest Common Stock in favor of the Merger and the Merger Agreement and each of the other transaction contemplated thereby. Together, the SynQuest Shareholders hold 1,504,834 shares of SynQuest Common Stock. Under the Viewlocity Voting Agreement, each of the SynQuest Shareholders granted executive officers of SynQuest a proxy and appointed such executive officers an attorney-in-fact, to vote the SynQuest Common Stock held by the SynQuest Shareholder in favor of the Viewlocity Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement. The proxy and power of attorney are irrevocable.

        Other than the agreements listed in Item 7 below and the exhibits thereto, to the knowledge of Viewlocity, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of SynQuest, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Tilion, Inc. (previously filed as Exhibit 99.4 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

        Form of Voting Agreement dated August 30, 2002, among Tilion, Inc., Warburg Pincus and Tim Harvey (previously filed as Exhibit 99.6 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

CUSIP No. 87160X100	SCHEDULE 13D	Page 7 of 8 Pages

        Form of Voting Agreement dated August 30, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (previously filed as Exhibit 99.5 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

        Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (previously filed as Exhibit 99.1 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

        Form of Voting Agreement dated August 30, 2002, between SynQuest, Inc. and the stockholders of Viewlocity, Inc. named on the signature pages thereof (previously filed as Exhibit 99.2 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

        Form of Voting Agreement dated August 30, 2002, between Viewlocity, Inc. and the shareholders of SynQuest, Inc. named on the signature pages thereof (previously filed as Exhibit 99.3 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

        Stock Purchase Agreement dated August 30, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (previously filed as Exhibit 99.7 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

        Registration Rights Agreement dated as of August 30, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 99.8 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

        Shareholders' Agreement dated as of August 30, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 99.9 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

        Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (previously filed as Exhibit 99.10 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

CUSIP No. 87160X100	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2002

VIEWLOCITY, INC.
By:	/s/ ALLEN PLUNK Allen Plunk, Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

        Attention.    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE A

DIRECTORS

Name and Address	Occupation

Jeff Simpson Viewlocity, Inc. 3475 Piedmont Road, Suite 1700 Atlanta, GA 30305	President and Chief Executive Officer Viewlocity, Inc.

Scott Tobin Battery Ventures 20 William Street Wellesley, MA 02481	General Partner Battery Ventures

Larry Cheng Battery Ventures 20 William Street Wellesley, MA 02481	Senior Associate Battery Ventures

Mark Hastings CIBC World Markets 222 Berkeley Street, 19th Floor Boston, MA 02116-3748	Managing Director CIBC World Markets

William Stuek J. P. Morgan Partners 1221 Avenue of the Americas New York, NY 10020	Senior Advisor J. P. Morgan Partners

Eric Hippeau Softbank Capital Partners 28 East 28th Street, 15th Floor New York, NY 10016	Managing Partner Softbank Capital Partners

Jim Wilson 2443 Delbarton Place Duluth, GA 30097	Independent Consultant

EXECUTIVE OFFICERS

Name and Address	Title

Jeff Simpson Viewlocity, Inc. 3475 Piedmont Road, Suite 1700 Atlanta, GA 30305	President, Chief Executive Officer and Chairman of the Board

Allen Plunk Viewlocity, Inc. 3475 Piedmont Road, Suite 1700 Atlanta, GA 30305	Senior Vice President and Chief Financial Officer

Scott Hausman Viewlocity, Inc. 3475 Piedmont Road, Suite 1700 Atlanta, GA 30305	Senior Vice President of Corporate Development